Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and nine-month periods ended

August 31, 2024 and 2023

(Unaudited)

 THERATECHNOLOGIES INC.

 Table of Contents

 (In thousands of United States dollars)

 (Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Income (Loss)	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 26

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at August 31, 2024 and November 30, 2023

(Unaudited)

	Note	August 31, 2024	November 30, 2023

Assets
Current assets
Cash		$34,690	$34,097
Bonds and money market funds		4,169	6,290
Trade and other receivables		10,315	13,023
Tax credits and grants receivable		174	524
Income taxes receivable		220	4
Deferred tax assets		-	29
Inventories	5	5,989	6,066
Prepaid expenses and deposits		1,603	3,154
Derivative financial assets		89	110

Total current assets		57,249	63,297

Non-current assets
Property and equipment		269	1,206
Right-of-use assets		519	770
Intangible assets		11,416	12,496
Deferred tax assets		29	-
Deferred financing costs		230	-

Total non-current assets		12,463	14,472

Total assets		$69,712	$77,769

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$23,758	$28,471
Provisions	6	6,639	9,603
Income taxes payable		40	-
Current portion of Loan Facility	7	20,902	7,286
Current portion of lease liabilities	8	457	421
Marathon Warrants		1,062	1,475
Deferred revenue		38	38

Total current liabilities		52,896	47,294

Non-current liabilities
Loan Facility	7	36,243	50,688
Lease liabilities	8	232	573
Other liabilities		18	84

Total non-current liabilities		36,493	51,345

Total liabilities		89,389	98,639

Equity
Share capital and warrants	9	363,927	363,927
Contributed surplus		24,598	23,178
Deficit		(409,062)	(408,659)
Accumulated other comprehensive income		860	684

Total equity		(19,677)	(20,870)

Total liabilities and equity		$69,712	$77,769

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Income (Loss)

(In thousands of United States dollars, except per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

		For the three-month periods ended August 31,		For the nine-month periods ended August 31,

	Note	2024	2023	2024	2023

Revenue	3	$22,600	$20,855	$60,864	$58,312

Operating expenses
Cost of sales		4,521	4,967	14,352	14,569
Research and development expenses, net of tax credits of $696 and $761 (2023 – $309 and $429)		2,612	5,396	11,089	25,141
Selling expenses		6,307	6,728	18,375	20,021
General and administrative expenses		2,947	3,710	9,793	11,878

Total operating expenses		16,387	20,801	53,609	71,609

Profit (loss) from operating activities		6,213	54	7,255	(13,297)

Finance income	4	370	2,105	1,532	2,777
Finance costs	4	(2,736)	(2,779)	(8,206)	(10,334)

		(2,366)	(674)	(6,674)	(7,557)

Profit (loss) before income taxes		3,847	(620)	581	(20,854)
Income tax expense		(756)	(126)	(984)	(348)

Net profit (loss) for the period		3,091	(746)	(403)	(21,202)

Other comprehensive income, net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”) financial assets		56	43	176	201

		56	43	176	201

Total comprehensive income (loss) for the period		$3,147	$(703)	$(227)	$(21,001)

Basic and diluted income (loss) per share	9(d)	$0.06	$(0.03)	$(0.01)	$(0.88)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except for share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

				For the nine-month period ended August 31, 2023

	Note	Share capital and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income
		Number of shares	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2022		24,201,582	338,751	2,132	18,810	(382,649)	385	(22,571)

Total comprehensive loss for the period
Net loss for the period		-	-	-	-	(21,202)	-	(21,202)
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	201	201

Total comprehensive loss for the period		-	-	-		(21,202)	201	(21,001)

Transactions with owners, recorded directly in equity
Conversion of convertible unsecured senior notes		253	16	(1)	-	-	-	15
Repurchase of convertible unsecured senior notes		-	-	(2,131)	2,131	-	-	-
Share-based compensation for stock option plan		-	-	-	1,853	-	-	1,853

Total contributions by owners		253	16	(2,132)	3,984	-	-	1,868

Balance as at August 31, 2023		24,201,835	$338,767	$-	$22,794	$(403,851)	$586	$(41,704)

				For the nine-month period ended August 31, 2024

	Note	Share capital and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income
		Number of shares	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2023		45,980,019	363,927	-	23,178	(408,659)	684	(20,870)

Total comprehensive loss for the period
Net loss for the period		-	-	-		(403)	-	(403)
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	176	176

Total comprehensive loss for the period		-	-	-		(403)	176	(227)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	9(c)	-	-	-	1,420	-	-	1,420

Total contributions by owners		-	-	-	1,420	-	-	1,420

Balance as at August 31, 2024		45,980,019	$363,927	$-	$24,598	$(409,062)	$860	$(19,677)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

		For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note	2024	2023	2024	2023
Cash flows from (used in)
Operating
Net profit (loss) for the period		$3,091	$(746)	$(403)	$(21,202)
Adjustments for
Depreciation of property and equipment		45	110	937	317
Amortization of intangible assets and other assets		360	675	1,080	2,153
Amortization of right-of-use assets		84	83	251	269
Share-based compensation for stock option plan and stock appreciation rights		387	519	1,354	1,797
Gain on lease termination		-	-	-	(121)
Change in fair value of derivative financial assets		(1)	188	21	537
Change in fair value of liability related to deferred stock unit plan		-	(77)	3	(241)
Interest on convertible unsecured senior notes and term loan	4	2,295	2,244	6,882	5,902
Interest paid on convertible unsecured notes and term loan		(2,580)	(2,811)	(7,161)	(6,428)
Interest income		(370)	(166)	(1,132)	(602)
Interest received		382	179	1,171	663
Income tax expense		756	126	984	348
Federal investment tax credits	10	(650)	-	(650)	-
Income taxes paid		(108)	(85)	(510)	(760)
Foreign exchange		(9)	41	11	251
Loss on debt modification – issuance of Marathon Warrants		-	-	-	2,650
Change in fair value of Marathon Warrants		12	(2,050)	(413)	(2,350)
Accretion expense and amortization of deferred financing costs	4	366	500	1,122	1,642

		4,060	(1,270)	3,547	(15,175)

Change in operating assets and liabilities
Trade and other receivables		2,539	4,445	2,708	3,437
Tax credit and grants receivable		358	17	349	(104)
Inventories		(455)	2,439	77	9,670
Prepaid expenses and deposits		511	958	1,551	5,877
Accounts payable and accrued liabilities		(2,329)	(2,947)	(2,688)	(6,900)
Provisions		(80)	1,687	(2,938)	1,623

		544	6,599	(941)	13,603

Cash flows from (used) in operating activities		4,604	5,329	2,606	(1,572)

Financing activities
Proceeds from issuance Loan Facility		-	20,000	-	20,000
Costs related to issuance of Loan Facility		-	(300)	-	(300)
Repurchase of convertible unsecured senior notes		-	(27,452)	-	(27,452)
Share issue costs		-	-	(505)	(37)
Payments of lease liabilities		(120)	(112)	(364)	(333)
Deferred financing costs		(65)	(50)	(230)	(196)
Payments of Loan Facility		(1,683)	-	(1,683)	-

Cash flows used in financing activities		(1,868)	(7,914)	(2,782)	(8,318)

Investing activities
Proceeds from sale of bonds and money market funds		779	573	2,276	1,388
Acquisition of intangible assets		-	-	(1,500)	-
Acquisition of derivative financial assets		-	-	-	(104)
Acquisition of property and equipment		-	(15)	-	(318)

Cash flows from investing activities		779	558	776	966

Net change in cash during the period		3,515	(2,027)	600	(8,924)

Cash, beginning of period		31,166	16,957	34,097	23,856
Effect of foreign exchange on cash		9	36	(7)	34

Cash, end of period		$34,690	$14,966	$34,690	$14,966

Refer to Note 11 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The unaudited interim consolidated financial statements (“Interim Consolidated Financial Statements”) include the accounts of Theratechnologies Inc. and its wholly- owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

The Company has one material wholly-owned subsidiary:

•

Theratechnologies U.S., Inc., a company governed by the Delaware General Corporation Law (Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8, Canada.

1.	Basis of preparation

(a)	Accounting framework

These Interim Consolidated Financial Statements, including comparative information, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), in accordance with IFRS Accounting Standards (“IFRS”).

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These Interim Consolidated Financial Statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2023 and the notes thereto.

These Interim Consolidated Financial Statements have been authorized for issue by the Company’s Audit Committee on October 9, 2024.

(b)	Going concern uncertainty

As part of the preparation of these Interim Consolidated Financial Statements, management is responsible for identifying events or conditions that indicate a material uncertainty exists that casts substantial doubt on the Company’s ability to continue to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from August 31, 2024. If the Company concludes that events or conditions indicate material uncertainty exists on its ability to continue as a going concern, it must assess whether management’s plans developed to mitigate these events or conditions address the material uncertainty.

For the nine-month period ended August 31, 2024, the Company generated a net loss of $403 (2023-net loss of $21,202) and had cash flows from operating activities of $2,606 (2023- negative $1,572). As at August 31, 2024, cash amounted to $34,690 and bonds and money market funds amounted to $4,169.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

1.	Basis of preparation (continued)

(b)	Going concern uncertainty (continued)

The Company’s Marathon Credit Agreement (as defined in Note 7) contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 7). As at August 31, 2024, the material covenants of the Marathon Credit Agreement include: (i) minimum liquidity of $17,500; and (ii) minimum Marathon Adjusted EBITDA targets over the most recently ended four fiscal quarters. A breach of a covenant provides the lender with the ability to demand immediate repayment of the Loan Facility (as defined in Note 7) and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. Although the lender has previously waived or amended the agreement for breaches of covenants, there is no assurance that the lender will agree to waive or amend future covenant breaches, if any. The Company does not currently have other committed sources of financing available to it.

On September 17, 2024, the Company announced a risk of a temporary supply disruption for EGRIFTA SV® in early 2025 caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility following an inspection by the US Food and Drug Administration (“FDA”), as well as the FDA review timeline to resume distribution of the product. The manufacturer is finalizing its remediation measures and has confirmed to the Company that it plans to resume activities by mid-October. Based on these timelines, a batch of EGRIFTA SV® is currently scheduled to be manufactured in the week of October 21, 2024. In order to resume distribution of EGRIFTA SV®, the Company was requested by the FDA to file a Prior Approval Supplement (“PAS”) describing the changes made by its manufacturer. The Company plans to file the PAS in early November 2024. A PAS is usually reviewed by the FDA within four months of receipt.

The Company’s ability to continue generating revenues through the sale of EGRIFTA SV® and to be able to meet the Marathon Adjusted EBITDA targets for a period of at least, but not limited to, 12 months from August 31, 2024, involves significant judgement and is dependent on the resumption of the manufacture and distribution of EGRIFTA SV® by the end of the first quarter of fiscal 2025, which is dependant on the release to the market of the new batch of EGRIFTA SV®. This also involves management of expenses to remain in compliance with the conditions of the Marathon Credit Agreement. The Company would need to obtain the support of the lender (including possible waivers and amendments, if necessary) in the event of a breach of the covenants in the Marathon Credit Agreement. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. Portions of management’s plans are outside of their control such as the timing of resumption of product distribution which requires FDA approval. Therefore, there are scenarios wherein events or conditions combine to create material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

These Interim Consolidated Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These Interim Consolidated Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these Interim Consolidated Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

1.	Basis of preparation (continued)

(c)	Basis of measurement

The Company’s Interim Consolidated Financial Statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and warrant liabilities, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 12.

(d)	Use of estimates and judgments

The preparation of the Company’s Interim Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these Interim Consolidated Financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim Consolidated Financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2023.

(e)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2023 have been applied consistently in the preparation of these Interim Consolidated Financial Statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

2.	Significant accounting policies (continued)

Changes in accounting policies

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after December 1, 2023 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these Interim Consolidated Financial Statements. Refer to Note 1 of the annual consolidated financial statements as at November 30, 2023 for a description of those standards.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

•

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories.

•	Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operation cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures requires for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as others.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	For the three-month periods ended August 31,

	2024	2023

EGRIFTA SV®	$16,687	$ 13,183
Trogarzo®	5,913	7,672

	$22,600	$ 20,855

	For the nine-month periods ended August 31,

	2024	2023

EGRIFTA SV®	$42,473	$ 36,747
Trogarzo®	18,391	21,565

	$60,864	$ 58,312

Net sales by geography were as follows:
	For the three-month periods ended August 31,

	2024	2023

United States	$22,600	$ 20,769
Canada	-	86

	$22,600	$ 20,855

	For the nine-month periods ended August 31,

	2024	2023

United States	60,786	57,882
Canada	-	86
Europe	78	344

	$60,864	$ 58,312

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

4.	Finance income and finance costs

	Note	For the three-month periods ended August 31,

		2024	2023

Net gain on financial instruments carried at fair value		$-	$1,939
Interest income		370	166
Finance income		370	2,105

Accretion expense and amortization of deferred financing costs	7 and 8	(366)	(500)
Interest on convertible unsecured senior notes and Term Loan		(2,295)	(2,244)
Bank charges		(6)	(4)
Loss on financial instruments carried at fair value		(12)	-
Net foreign currency loss		(57)	(31)

Finance costs		(2,736)	(2,779)

Net finance costs recognized in net profit or loss		$(2,366)	$(674)

	Note	For the nine-month periods ended August 31,

		2024	2023

Net gain on financial instruments carried at fair value		$400	$2,054
Gain on lease termination		-	121
Interest income		1,132	602
Finance income		1,532	2,777

Accretion expense and amortization of deferred financing costs	7 and 8	(1 122)	(1,642)
Interest on convertible unsecured senior notes and term loan		(6,882)	(5,902)
Bank charges		(6)	(30)
Net foreign currency loss		(96)	(110)
Other		(100)	-
Loss on Loan facility modifications		-	(2,650)

Finance costs		(8,206)	(10,334)

Net finance costs recognized in net profit or loss		$(6,674)	$(7,557)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

5.	Inventories

In the fiscal 2024, an inventory provision of $1,088 (2023 – $170) was recognized pending marketing approval of the F8 formulation of tesamorelin and recorded in cost of goods sold.

6.	Provisions

	Chargebacks and rebates	Returns	Restructuring (a)	Total

Balance as at November 30, 2022	$6,032	$1,485	$-	$7,517

Provisions made	15,407	1,086	1,963	18,456

Provisions used	(14,506)	(309)	(1,721)	(16,536)

Effect of change in exchange rate	168	-	(2)	166

Balance as at November 30, 2023	$7,101	$2,262	$240	$9,603

Provisions made	13,286	876	486	14,648

Provisions used	(16,336)	(580)	(670)	(17,586)

Effect of change in exchange rate	(26)	-	-	(26)

Balance as at August 31, 2024	$4,025	2,558	56	6,639

(a)

On March 22, 2024, the Company announced that it would phase down its oncology research activities. The Company will continue to prioritize its ongoing Phase 1 clinical trial of sudocetaxel zendusortide (TH1902), a novel peptide-drug conjugate (PDC), in patients with advanced ovarian cancer. The phasing down of research activities is aligned with the Company’s focus on its commercial business and will further optimize its organizational cost structure. As such, for the nine-month period ended August 31, 2024, $486 was recorded in charges related to severance and other expenses. In addition, the Company recorded in the second quarter of 2024 ended May 31, 2024, $766 in accelerated depreciation on equipment in research and development expenses.

7.	Loan Facility

On July 20, 2022, the Company entered into a credit agreement with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) providing for up to $100,000 (the “Loan Facility” or “ Marathon Credit Agreement”) in loan. The disbursement of the loan was to be made available to the Company over time in four various tranches with each bearing specific conditions to be met by the Company.

On July 27, 2022, a principal amount of $40,000 (“Tranche 1 Loan”) was funded while on June 21, 2023, a second $20,000 (“Tranche 2 Loan”) was funded as a result of the lender removing during the first quarter of 2023 the condition related to the submission to the FDA of the results from the human factor study the Company was then conducting. The Company does not meet the conditions precedents to draw down the additional tranches of capital of $15,000 and $25,000, respectively.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

7.	Loan Facility (continued)

On July 3, 2023, the Company breached its liquidity covenant resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. On July 10, 2023, the Company and the lender amended the terms of the Marathon Credit Agreement to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023 as follows:

•	From $20,000 to $14,000 between July 10, 2023 up to and including July 21, 2023; and

•	From $14,000 to $16,000 between July 22, 2023 up to and including July 28, 2023.

On July 28, 2023, the Company and the lender entered into an additional amendment to the terms of the Marathon Credit Agreement to provide, amongst other things, for the minimum liquidity covenant to be $15,000 from July 29, 2023, up to and including October 31, 2023. After such date, the minimum liquidity covenant was set at $20,000; provided, however, that if the F8 formulation of tesamorelin was not approved by the United States Food and Drug Administration by March 31, 2024, the minimum liquidity covenant was set at $30,000. On September 21, 2023, the Company obtained a waiver from the lender relating to the breach of its liquidity covenant for the period between July 3, 2023 up to end and including July 9, 2023. On October 13, 2023, the Company and the lender entered into an additional amendment to the Marathon Credit Agreement (the “Fifth Amendment”) providing for, amongst other things, the following amendments:

-

revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000 and $20,000, based on thresholds for Marathon Adjusted EBITDA over the most recently ended four fiscal quarters;

-	revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA-based targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023;

-

deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm that accompanies the Company’s annual report.

In consideration of the Fifth Amendment, the Company agreed to (i) pay an amount equal to $540 amortized value ($600), or 100 basis points calculated on the outstanding principal amount of the funded debt as of October 13, 2023 ($60,000), which amount was added to the outstanding principal amount of the funded debt as payment in kind; and (ii) reset the exercise price of the Marathon Warrants, which are now exercisable into 1,250,000 common shares at $2.30 per common share, down from the previous $5.80 per common share.

The salient conditions of the amounts drawn under the Loan Facility are as follows:

•

The Loan Facility has an initial term of five years, provides for an interest-only period of 24 months, and bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 9.5%. The Tranche 1 Loan and Tranche 2 Loan are repayable in equal monthly installments on an amortization schedule of 36 months starting in July 2024. The Company is entitled to prepay the outstanding Loan Facility at any time subject to certain prepayment premium amounts: for Tranche 1 Loan until July 27, 2024, an amount equal to the make whole amount, and after this date, a maximum amount of 3% of the principal amount being prepaid. For Tranche 2 Loan, until June 21, 2025, an amount equal to the make whole amount, and after this date, a maximum amount of 3% of the principal amount being prepaid;

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

7.	Loan Facility (continued)

•

The Loan Facility provides Marathon Adjusted EBITDA-based targets and minimum liquidity requirements (both as defined in the Marathon Credit Agreement) for all times to be between $15,000 and $20,000 based on thresholds for Marathon Adjusted EBITDA over the most recently ended four financial quarters;

•

The Loan Facility requires the lender’s consent to incur additional debt and to make acquisitions, dispositions, in-licensing and out-licensing of products or assets. A breach of the terms and conditions of the Marathon Credit Agreement will create an event of default resulting in an increase of 300 basis points on the outstanding loan and provide the lender with the ability to demand immediate repayment of the debt;

•	The lender has a first ranking security interest on all of the Company’s assets, subject to certain credit card arrangements restrictions.

The movement in the carrying value of the Loan Facility is as follows:

Proceeds from Loan Facility on July 27, 2022	$40,000

Transaction costs	(2,285)

Accretion expense	179

Term loan as at November 30, 2022	$37,894

Proceeds from Tranche 2 Loan on June 21, 2023	20,000

Costs related to issuance of Tranche 2 Loan	(1,182)

Costs related to Marathon Warrants	(78)

Consideration for the Fifth Amendment	540

Accretion expense	800

Term loan as at November 30, 2023	$57,974

Accretion expense	854

Payments	(1,683)

Term loan as at August 31, 2024	$57,145

Current portion	20,902

Non-current portion	36,243

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

8.	Lease liabilities

Carrying value

Balance as at November 30, 2022	$1,922

Accretion expense	101
Lease payments	(452)
Effect of change in exchange rates	17
Termination	(920)
New lease	326

Balance as at November 30, 2023	$994

Accretion expense	52
Lease payments	(364)
Effect of change in exchange rates	7

Balance as at August 31, 2024	689
Current portion	457

Non-current portion	$232

9.	Share capital and warrants

(a)	Public Offering Warrants

On January 19, 2021, the Company completed a public offering for the sale and issuance of units. Each unit was comprised of one common share of the Company and one half of one common share purchase warrant of the Company (each whole warrant, a “Public Offering Warrant”) and is classified in Share Capital and Public Offering Warrants within equity. During the first quarter ended February 29, 2024, no Public Offering Warrants were exercised (November 30, 2023 nil).

The 8,130,550 Public Offering Warrants expired on January 19, 2024.

On October 31, 2023, the Company completed a public offering for the sale and issuance of 12,500,000 common shares at a price of $1.00 per common share for gross proceeds of $12,500. On November 14, 2023, the Company issued 160,000 common shares at a price of $1.00 per common share for gross proceeds of $160 in relation to the partial exercise of the over-allotment option. The Company has also completed a concurrent private placement (the “Concurrent Private Placement”) with Investissement Québec of 9,118,184 common shares and 3,381,816 fully-funded, non-voting subscription receipts, exchangeable at all times into common shares on a one-for-one basis, in each case, at $1.00 for gross proceeds of $12,500. The subscription receipts were issued to limit the share ownership of the investor to not more than 19.9% of the issued and outstanding common shares and the subscription receipts are exchangeable at any time, provided ownership limitations are respected. The Company has also entered into an investor rights agreement pursuant to which Investissement Québec is entitled to propose one individual to act as a director on the Company’s board of directors for as long as it holds 50% of the common shares purchased pursuant to the Concurrent Private Placement. The cost of the offering amounted to $2,053.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(b)	Marathon Warrants

On February 27, 2023, the Company issued to Marathon an aggregate of 5,000,000 common share purchase warrants (the “Marathon Warrants”) exercisable into 1,250,000 common shares, at an exercise price of $5.80, post Consolidation. The Marathon Warrants are exercisable for a period of seven years. The Marathon Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon or to other potential lenders under the terms of the Loan Facility and their affiliates and may be exercised on a cashless basis. Accordingly, the Marathon Warrants are derivative financial liabilities measured at fair value through profit or loss.

The Marathon Warrants were issued as consideration for various amendments made to the Marathon Credit Agreement, including:

•	An amendment to remove a condition precedent to the disbursement of the Tranche 2 Loan requiring the Company to have filed with the FDA the results of a human factor study before June 30, 2023; and

•	An amendment to remove the prohibition of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal year ended November 30, 2022.

In consideration of the Fifth Amendment, the Company has agreed to reset the exercise price of the 5,000,000 Marathon Warrants, which are now exercisable into 1,250,000 common shares at $2.30 per common share. (Refer to Note 7).

The fair value of the Marathon Warrants was treated as a cash outflow in testing whether the debt modification was a substantial modification and it was concluded that the modification was not substantial. At the issuance, $2,650 were recorded as loss on debt modification using the Black-Sholes model and the assumptions set forth in the table below. An amount of $350 was recorded reflecting the increase of fair value of Marathon Warrants for the repricing upon entering into the Fifth Amendment. The derivative financial liability relating to the Marathon Warrants is recorded as a liability on the consolidated statement of financial position and resulted in a gain on fair value remeasurement of $413 for the nine-month period ended August 31, 2024.

	Measurement date as at August 31, 2024	Issuance date measurement

Risk-free interest rate	3.90%	3.92%

Expected volatility	91.52%	61.985%

Average option life in years	5.5 years	7 years

Share price	$1.28	3.80

Warrant exercise price	$2.30	5.80

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(b)	Marathon Warrants (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the term of the Marathon Warrant life. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the Marathon Warrants is based upon the contractual term. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(c)	Stock option plan

The Company has established a stock option plan (the “Option Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options (the “Option”) for the purchase of common shares. The exercise date of an Option may not be later than 10 years after the grant date. On March 28, 2023, the Company’s Board of Directors amended the Option Plan to provide, among other things, that the maximum number of common shares that may be issued under the Option Plan (together with any other security-based compensation arrangements) shall not exceed 17% of the issued and outstanding common shares, on a non-diluted basis. The Option Plan has a “reloading” or “evergreen” feature, so that when Options are exercised, the number of common shares issuable under the Option Plan will be replenished and such exercised Options will be available to be regranted in the future. Shareholders ratified this amendment on May 9, 2023. Generally, the Options vest on the grant date or over a period of up to three years.

As at August 31, 2024, 5,805,186 Options could still be granted by the Company (2023 – 1,989,137) under the Option Plan.

All Options are to be settled by the physical delivery of common shares.

Changes in the number of Options outstanding during the past two years were as follows:

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

		Weighted average exercise price per option

	Number of options	CAD	USD

Options outstanding in CA$

Options as at November 30, 2022 – CA$	1,180,052	$15.92	$11.84
Granted – CA$	792,193	5.16	3.80
Forfeited – CA$	(36,829)	14.19	10.71

Options outstanding as at August 31, 2023 – CA$	1,935,416	$11.55	$8.53

Options as at November 30, 2023 – CA$	1,774,559	11.51	8.48
Forfeited and expired – CA$	(26,770)	9.75	7.13

Options outstanding as at August 31, 2024 – CA$	1,747,789	11.54	8.55

Options exercisable as at August 31, 2024 – CA$	1,197,751	13.34	9.88

Options exercisable as at August 31, 2023 – CA$	712,560	$15.97	$11.80

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

		Weighted average exercise price per option

	Number of options

Options outstanding in US$

Options as at November 30, 2022 – US$	106,643	$ 10.00
Granted – US$	203,935	3.80
Forfeited – US$	(11,250)	4.36

Options outstanding as at August 31, 2023 – US$	299,328	$ 5.98

Options as at November 30, 2023 – US$	279,369	6.02
Forfeited and expired – US$	(15,752)	4.02

Options outstanding as at August 31, 2024 – US$	263,617	$ 6.99

Options exercisable as at August 31, 2024 – US$	133,056	$ 8.38

Options exercisable as at August 31, 2023 – US$	44,862	$ 9.67

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

During the nine-month period ended August 31, 2024, $1,420 (2023 – $1,853) was recorded as share-based compensation expense for the Plan. No options were granted during the nine-month period ended August 31, 2024 because of black-out periods, however the Company reserved 2,507,694 options for future issuance. The fair value of options reserved in fiscal 2024 was estimated at the issuance date and is remeasured at each period end until grant date is achieved. Compensation expense is recorded for the reserved options because service commencement has occurred. Stock compensation expense for the three and nine months ended August 31, 2024 related to the reserved options was $175 and $515 respectively, which includes ($37) and ($37) respectively of remeasurement adjustments caused by remeasuring the options each period end since issuance date. The Black-Scholes model was used to determine the fair value using the following weighted average assumptions:

	Measurement date as at August 31, 2024	Issuance date measurement

Options reserved in 2024-CA$

Risk-free interest rate	3.16%	3.49%

Expected volatility	92.12%	90.55%

Average option life in years	9.15 years	9.65 years

Measurement date share price	$1.47	1.74

Option exercise price	$1.73	2.01

	Measurement date as at August 31, 2024	Issuance date measurement

Options reserved in 2024-US$

Risk-free interest rate	3.90%	4.25%

Expected volatility	91.52%	89.86%

Average option life in years	9.15 years	9.65 years

Measurement date share price	$1.09	1.26

Option exercise price	$1.28	1.45

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

The options granted in 2023 were estimated at the grant date using the Black-Scholes model and the below weighted average assumptions:

2023

Options granted in CA$

Risk-free interest rate	3.33%
Expected volatility	64.3%
Average option life in years	9.5 years
Grant-date share price	$3.80 (CA$5.16)
Option exercise price	$3.80 (CA$5.16)

2023

Options granted in US$

Risk-free interest rate	3.92%
Expected volatility	62%
Average option life in years	9.5 years
Grant-date share price	$3.80
Option exercise price	$3.80

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

The following table summarizes the measurement date weighted average fair value of stock options reserved (2024) and granted (2023) during the indicated periods. There were no Options granted in the nine-month period ended August 31, 2024.

	Number of options	Weighted average measurement date fair value	Weighted average issuance date fair value

Options reserved in CA$

For the three and nine-month periods ended August 31, 2024	2,239,745	$1.09 (CA$1.47)	$1.26 (CA$1.74)

Options reserved in US$

For the three and nine-month periods ended August 31, 2024	267,949	$1.09	$1.26

	Number of options	Weighted average grant date fair value

Options granted in CA$

For the three and nine-month periods ended August 31, 2023	792,193	$2.76 (CAS$3.76)

Options granted in US$

For the three and nine-month periods ended August 31, 2023	203,935	$2.72

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires certain subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(d)	Net profit (loss)

The calculation of basic profit (loss) per share was based on the net profit (loss) attributable to common shareholders of the Company for the three-month period of $3,091 (2023 – $(746) and for the nine-month period of $(403) (2023 - $(21,202)) and a weighted average number of common shares outstanding calculated as follows:

For the three-month periods ended

	August 31, 2024	August 31, 2023

Issued common shares as at June 1	45,980,019	24,201,582
Effect of subscription receipts issue	3,381,816	-
Impact on conversion of convertible unsecured senior notes	-	173

Weighted average number of common shares, basic	49,361,835	24,201,755

The calculation of diluted earnings per share was based on a weighted average number of diluted common shares calculated as follows:

For the three-month periods ended

	August 31, 2024	August 31, 2023

Weighted average number of common shares	49,361,835	24,201,755
Effect of potential dilutive Options	10,865	-

Weighted average number of common shares, diluted	49,372,700	24,201,755

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

9.	Share capital and warrants (continued)

(d)	Net profit (loss) (continued)

For the nine-month periods ended

	August 31, 2024	August 31, 2023

Issued common shares as at December 1	45,980,019	24,201,582
Effect of subscription receipts issue	3,381,816	-
Impact on conversion of convertible unsecured senior notes	-	58

Weighted average number of common shares, basic and diluted	49,361,835	24,201,640

The calculation of diluted earnings per share was based on a weighted average number of diluted common shares calculated as follows:

For the nine-month periods ended

	August 31, 2024	August 31, 2023

Weighted average number of common shares	49,361,835	24,201,640
Effect of potential dilutive Options	13,549	-

Weighted average number of common shares, diluted	49,375,384	24,201,640

For the nine-month period ended August 31, 2024, 2,011,406 (2023 – 2,234,732) Options and 5,000,000 Marathon Warrants were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive. The Public Offering Warrants were also excluded from the weighted average number of diluted common share calculation for the periods they were outstanding.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

10.	Income taxes

Income tax expense for the period

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements. The change in effective tax rate in the current period was caused mainly by management’s current expectation of generating taxable income in fiscal 2024.

The Company benefits from non-refundable federal tax credits on eligible research and development expenses and expects to use those tax credits to reduce its federal income taxes payable. As such, the Company has recorded non-refundable tax credits of $650 in the three months and nine-months ended August 31, 2024 against research and development expenses ($nil – 2023), sufficient to offset expected fiscal 2024 Canadian federal income tax payable. The non-refundable federal tax credits were previously unrecorded.

Total refundable and non-refundable research and developments tax credits recorded against research and development expenses for the three months and nine-months ended August 31, 2024 were $696 and $761 ($309 and $429 - 2023).

11.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	August 31, 2024	August 31, 2023

Costs related to issuance of Loan Facility included in accounts payable ad accrued liabilities	$-	$400

12.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2023, considering the update below.

Credit risk – Trade receivables

The Company’s exposure to credit risk on its trade receivable relates to one major customer. Management uses historical loss experience and adjust historical loss rates, when needed, to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

Under the terms of the agreement with its major customer, payment is due within 45 days and management monitors timely cash collection frequently. A significant increase in credit risk is presumed if the customer’s receivable is more than 15 days past due in making a contractual payment. Historically, the customer pays at the 45 day due date and the receivable has not been more than 15 days past due. As such, the Company has not incurred any losses in respect of its trade receivable with its major customer. As a result, no loss allowance has been recognized. As at August 31, 2024, no increase in credit risk has occurred related to trade receivables.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

13.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The Company has determined that the carrying value of its Loan Facility approximates its fair value because the terms were modified near the end of the 2023 fiscal year-end.

Share-based payment transactions

The fair value of the Options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value of the DSUs is determined using the quoted price of the common shares of the Company and considered Level 2 in the fair value hierarchy.

Marathon Warrants

The Marathon Warrants are recognized at fair value and considered Level 3 in the fair value hierarchy.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

For the three- and nine-month periods ended August 31, 2024 and 2023

(Unaudited)

14.	Operating segments

The Company has a single operating segment. Over 99% of the Company’s revenues are generated from one customer, RxCrossroads (see note 3 of the annual consolidated financial statements), which is domiciled in the United States.

	For the three-month periods ended August 31,

	2024	2023

RxCrossroads	$22,600	$20,770
Others	-	85

	$22,600	$20,855

	For the nine-month periods ended August 31,

	2024	2023

RxCrossroads	$60,786	$57,883
Others	78	429

	$60,864	$58,312

As at August 31, 2024, the Company’s non-current assets of $12,463 are located in Canada ($12,164), the United States ($51) and Ireland ($248).